Exhibit 99.2

VOX ROYALTY COMPLETES ACQUISITION OF
TRANSFORMATIONAL GLOBAL GOLD PORTFOLIO

All figures expressed in USD unless noted otherwise.

DENVER - September 26, 2025 - Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to announce today that it has completed the previously announced acquisition of a global gold portfolio of ten gold offtake and royalty assets, covering twelve mines and projects across eight jurisdictions, including Australia, Brazil, Canada, Côte d’Ivoire, Mali, Mexico, South Africa and the United States (the “Portfolio”) from certain subsidiaries of Deterra Royalties Limited (“Deterra”) pursuant to the terms of an offtake sale agreement and a royalty sale agreement entered into between the Company and certain subsidiaries of Deterra on September 23, 2025.

The total upfront cash consideration for the purchase of the Portfolio was $57.5 million with $2.5 million in deferred milestones. The transaction was fully financed by a concurrent overnight marketed public offering of 17,094,750 common shares, resulting in gross proceeds of $63.25 million.

For additional information on the purchase of the Portfolio, please refer to Vox’s news release dated September 23, 2025 and the prospectus supplement dated September 24, 2025, available at www.voxroyalty.com and under the Company’s profile at http://www.sedarplus.ca.

About Vox

Vox is a returns focused mining royalty and streaming company with a portfolio of over 80 assets spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 70 assets.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Spencer Cole
Chief Executive Officer	Chief Investment Officer
info@voxroyalty.com	spencer@voxroyalty.com
(720) 602-4223	(720) 602-4223

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